SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below) 19,793 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below) 19,793 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)

19,793 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below) 19,793 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below) 19,793 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)

19,793 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Convertible 8.4% Noncumulative Preferred Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 18 Pages

This Amendment No. 4 ("Amendment No. 3") amends and supplements the Schedule 13D, originally filed on September 2, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on October 15, 2012 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed on March 22, 2013 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company, which serves as the general partner to SBAV ("SBAV GP"), George Hall ("Mr. Hall"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"), Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"), Clinton Relational Opportunity, LLC, a Delaware limited liability company , which serves as the investment manager to CREL ("CRO") and Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SBAV and Magnolia and the sole member of CRO ("Clinton", and together with SBAV, SBAV GP, Mr. Hall, Magnolia, CREL and CRO, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

(c) The principal business of each of SBAV, Magnolia and CREL is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of each of Clinton and CRO is to provide investment management services to private individuals and institutions. Mr. Hall is the sole and managing member of SBAV GP and the president of Clinton.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, Magnolia and CREL is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 10 of 18 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the 600 shares of Common Stock reported herein by CREL were derived from available working capital of CREL and margin borrowings described in the following sentence. Such Common Stock is held by CREL in commingled margin accounts, which may extend margin credit to CREL from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by CREL. A total of approximately $4,000 was paid to acquire such shares of Common Stock.

Funds for the purchase of the 19,193 shares of Common Stock reported herein by Clinton and purchased by a mutual fund portfolio ("WKCAX") with whom Clinton has a sub-advisory agreement were derived from available working capital of WKCAX. A total of approximately $130,000 was paid to acquire such shares of Common Stock.

On the dates set forth below, the Issuer issued to SBAV the number of shares Series C Preferred Stock set forth opposite such dates as a coupon payment on the Initial Shares of Series B-2 Preferred Stock:

Date:	Number of shares of Series C Preferred Shares Distributed:
06/30/2013	3,605
12/31/2013	3,641
06/30/2014	3,811

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On June 30, 2013, December 31, 2013 and June 30, 2014, the Issuer issued, respectively, 3,605, 3,641 and 3,811 shares of Series C Preferred Stock to SBAV as an alternative form of coupon payment payable on the Initial Shares of Series B-2 Preferred Shares. Each share of Series C Preferred Stock is convertible into such whole number of shares of Common Stock as is obtained by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Issuer in shares of Common Stock; provided that cash is paid in lieu of any fractional shares of Common Stock. As of the date hereof, each share of Series C Preferred Stock is convertible into approximately 18.79 shares of Common Stock, for an aggregate of 207,761 shares of Common Stock for all 11,057 shares of Series C Preferred Stock issued to SBAV on June 30, 2013, December 31, 2013 and June 30, 2014. The 11,057 shares of Series C Preferred Stock are only convertible into shares of Common Stock upon a transfer to an Eligible Transferee.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 11 of 18 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As of the close of business on November 7, 2014, (i) SBAV beneficially owns 75,000 shares of Series B-2 Preferred Stock convertible into 1,409,774 shares of Common Stock and, representing approximately 6.8% of the outstanding shares of Common Stock after taking into account such conversion, (ii) Magnolia no longer holds any shares of Common Stock and (iii) CREL beneficially owns 600 shares of Common Stock representing less than 0.1% of the outstanding shares of Common Stock. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock held by SBAV, (ii) CRO, as the sole member of CREL, may be deemed to beneficially own the 600 shares of Common Stock held by CREL and (iii) Clinton, as the investment manager of SBAV and CREL, as sub-advisor to WKCAX and as sole member of CRO, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own the (x) 1,409,774 shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock held by SBAV, (y) the 600 shares of Common Stock held by CREL and (z) the 19,193 shares of Common Stock held by WKCAX, representing approximately 6.9% of the outstanding shares of Common Stock.

The Reporting Persons are prohibited from exercising voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning Voting Securities having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter. In addition, the Reporting Persons do not have the right to exercise voting rights with respect to the Series C Preferred Stock on any matter, subject to limited exceptions. The shares of Series C Preferred Stock are only convertible into shares of Common Stock upon certain permitted transfers as set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock of the Issuer.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 19,267,685 shares of Common Stock outstanding as of August 6, 2014, as set forth in the Issuer's Quarterly Report on Form 10-Q for quarterly period ended June 30, 2014, filed on August 8, 2014, plus, where applicable, the 1,409,774 shares of Common Stock into which the shares of Series B-2 Preferred Stock held by SBAV may be currently converted, for an aggregate of 20,677,459 shares of Common Stock outstanding after giving effect to such conversion.

As described in Item 4 above, SBAV also holds Warrants and Series C Preferred Stock. However, the Reporting Persons do not beneficially own (i) the shares of Common Stock issuable upon exercise of the Warrants because the exercisability of the Warrants is contingent upon material contingencies that are outside the control of SBAV and (ii) the shares of Common Stock issuable upon conversion of the Series C Preferred Stock because the Series C Preferred Stock only convert into Common Stock in connection with a transfer of such Series C Preferred Stock pursuant to a "Widely Dispersed Offering", as such term is defined in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of the Series C Preferred Stock of the Issuer. Therefore, the shares of Common Stock issuable upon conversion of the Series C Preferred Stock and the shares of Common Stock issuable upon exercise of the Warrants are not included in the calculation of the Reporting Persons' beneficial ownership.

(c) Other than the receipt of the shares of Series C Preferred Stock described in Items 3 and 4 above and the transactions reported on Schedule B attached hereto, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 12 of 18 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 9.	Description
Joint Filing Agreement, dated November 7, 2014

CUSIP No. 694552100	SCHEDULE 13D/A	Page 13 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2014

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 694552100	SCHEDULE 13D/A	Page 14 of 18 Pages

Clinton Relational Opportunity, LLC

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

CUSIP No. 694552100	SCHEDULE 13D/A	Page 15 of 18 Pages

SCHEDULE A

Transactions in the Issuer's Shares of Common Stock by the Reporting Person

In the Past Sixty Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CREL:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/28/2014	600	6.60

WKCAX:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/03/2014	5,000	6.80
11/04/2014	93	6.64
11/05/2014	9,100	6.74
11/05/2014	5,000	6.82

CUSIP No. 694552100	SCHEDULE 13D/A	Page 16 of 18 Pages

SCHEDULE B

Directors and Executive Officers of Certain Reporting Persons

CLINTON:

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

MAGNOLIA:

The following sets forth the name, principal occupation and business address of each director of Magnolia. There are no executive officers of Magnolia. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CREL:

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 17 of 18 Pages

EXHIBIT 9

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: November 7, 2014

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 694552100	SCHEDULE 13D/A	Page 18 of 18 Pages

Clinton Relational Opportunity, LLC

By:	/s/ George Hall
Name:	George Hall
Title:	President

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall